Filed pursuant to Rule 433

Registration Statement No.: 333-260043

October 5, 2021

Tricon Announces Dual Listing and Initial Public Offering in the United States

Toronto, Ontario – October 5, 2021 – Tricon Residential Inc. (“Tricon” or the “Company”) (TSX:TCN), an owner and operator of single-family rental homes and multi-family rental apartments in the United States and Canada, announced today that it has launched a marketed public offering of common shares of Tricon (“Common Shares”) in the United States and Canada (the “Offering”), representing Tricon’s initial public offering in the United States, as well as a concurrent private placement of Common Shares (the “Private Placement”) to Blackstone Real Estate Investment Trust, Inc. (“BREIT”).

In connection with the initial public offering in the United States, Tricon has filed an application to list the Common Shares on the New York Stock Exchange (the “NYSE”) under the symbol “TCN”. Trading of the Common Shares is expected to commence on the NYSE following pricing of the Offering. The Common Shares will continue to trade on the Toronto Stock Exchange (the “TSX”) under the symbol “TCN”.

A total of approximately US$395 million of Common Shares will be offered by Tricon for sale in the Offering and the Private Placement. The Offering and the Private Placement will be priced in the context of the market, with the price (the “Offering Price”) and total size of the Offering and the Private Placement to be determined at the time of entering into an underwriting agreement for the Offering (the “Underwriting Agreement”).

Morgan Stanley, RBC Capital Markets, Citigroup and Goldman Sachs & Co. LLC are acting as joint book-running managers in the Offering. Morgan Stanley and RBC Capital Markets are also acting as representatives of the underwriters in the Offering.

Tricon will also grant the underwriters an over-allotment option, exercisable for a period of 30 days from the date of the Underwriting Agreement, to purchase up to US$52.5 million of additional Common Shares, representing 15% of the total number of Common Shares to be sold pursuant to the Offering.

In connection with the Offering, BREIT has exercised its participation right, pursuant to the investor rights agreement with the Company dated September 3, 2020, to acquire approximately US$45 million of Common Shares in the Private Placement. Following the completion of the Offering and the Private Placement, BREIT’s effective ownership interest in the Company will be approximately 11.87% (assuming the exchange of its preferred units of Tricon PIPE LLC for Common Shares and assuming no exercise of the over-allotment option).

Tricon expects that the net proceeds of the Offering and the Private Placement will be used to repay a portion of the total amount outstanding under its 2017-1 pass-through certificates in respect of the Company’s single-family rental securitization debt maturing in 2022, in addition to funding future property acquisitions and for general corporate purposes. Closing of the Offering will be subject to a number of customary conditions, including the entering into of the Underwriting Agreement, the listing of the Common Shares on the NYSE and the TSX, and any required approvals of the NYSE and the TSX.

Tricon also announced that it intends to change the denomination of its quarterly dividends declared and paid on Common Shares to U.S. dollars from Canadian dollars following the listing of the Common Shares on the NYSE. Subject to the approval of the Board of Directors, the change is anticipated to become effective upon the declaration of Tricon’s next quarterly dividend, which is projected to be paid on or around January 15, 2022 to shareholders of record as of December 31, 2021. Tricon will fix the amount of its U.S. dollar-denominated quarterly dividend prior to its declaration, with such amount anticipated to be the U.S. dollar equivalent of Tricon’s current quarterly C$0.07 dividend, converted at the time of declaration. Shareholders do not have a right to dividends on Common Shares unless declared by the Board of Directors. The declaration of dividends is at the discretion of the Board of Directors even if the Company has sufficient funds, net of its liabilities, to pay such dividends.

In connection with the Offering, Tricon filed a preliminary prospectus supplement to its base shelf prospectus with the securities regulatory authorities in each of the provinces and territories of Canada. The preliminary prospectus supplement and a base shelf prospectus have also been filed with the U.S. Securities and Exchange Commission (the “SEC”) as part of a registration statement on Form F-10 under the U.S.-Canada multijurisdictional disclosure system (MJDS) relating to the Common Shares, which has been filed with the SEC but has not yet become effective. The Offering will be made in Canada only by means of the base shelf prospectus and the preliminary prospectus supplement and in the United States only by means of the registration statement, including the base shelf prospectus and the preliminary prospectus supplement. The Common Shares may not be sold nor may offers to buy be accepted prior to the time that the registration statement becomes effective. The base shelf prospectus, the preliminary prospectus supplement and the registration statement contain important information about the Offering and prospective investors should read such documents for more complete information about the Company and the Offering before making an investment decision. Free copies of the base shelf prospectus and the preliminary prospectus supplement can be found on SEDAR at www.sedar.com, and free copies of the registration statement (including the base shelf prospectus and the preliminary prospectus supplement) can be found on the SEC’s EDGAR website at www.sec.gov. Copies of such documents may also be obtained from any of the following sources: Morgan Stanley & Co, LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014; RBC Capital Markets LLC, Attention: Equity Syndicate, 200 Vesey Street, 8th Floor, New York, NY 10281-8098, by at phone at 1-877-822-4089, or via email at equityprospectus@rbccm.com; or RBC Dominion Securities Inc., Attention: Distribution Centre, 180 Wellington Street West, 8th Floor, Toronto, ON M5J 0C2, by phone at 1-416-842-5349, or via email at Distribution.RBCDS@rbccm.com.

No securities regulatory authority has either approved or disapproved the contents of this press release. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Common Shares in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

About Tricon Residential Inc.

Tricon Residential is an owner and operator of a growing portfolio of over 33,000 single-family rental homes and multi-family rental apartments in the United States and Canada with a primary focus on the U.S. Sun Belt. Our commitment to enriching the lives of our residents and local communities underpins Tricon’s culture and business philosophy. We strive to continuously improve the resident experience through our technology-enabled operating platform and innovative approach to rental housing. At Tricon Residential, we imagine a world where housing unlocks life’s potential.

Forward-Looking Information

Certain statements contained in this news release are forward-looking statements and are provided for the purpose of presenting information about management’s current expectations and plans relating to the future. Readers are cautioned that such statements may not be appropriate for other purposes. These forward-looking statements include statements regarding: the conduct of the Offering and the Private Placement, the intended listing of the Common Shares on the NYSE, obtaining required approvals from the NYSE and the TSX, the granting of the over-allotment option to the underwriters, the intended use of proceeds of the Offering and the Private Placement, the anticipated change in the currency denomination of dividends and the occurrence and timing of future dividend declarations and payments. In some cases, forward-looking information can be identified by such terms as “will”, “would”, “anticipate”, “anticipated”, “expect” and “expected”. The forward-looking statements in this news release are based on certain assumptions, including assumptions regarding the Company’s future growth initiatives, the Company’s ability to complete the Offering and the Private Placement and the impact of COVID-19 on the Company’s operations, business and financial results. Such statements are subject to significant known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those expressed or implied by such statements and, accordingly, should not be read as guarantees of future performance or results and will not necessarily be accurate indications of whether or not such results will be achieved. Such risks include the risk that the Offering and the Private Placement will not be completed, as well as those risks described in the base shelf prospectus and the preliminary prospectus supplement, available on SEDAR at www.sedar.com, and the registration statement, available on EDGAR at www.sec.gov, which risks may be dependent on market factors and not entirely within the Company’s control. Although management believes that it has a reasonable basis for the expectations reflected in these forward-looking statements, actual results may differ from those suggested by the forward-looking statements for various reasons. These forward-looking statements reflect current expectations of the Company as at the date of this news release and speak only as at the date of this news release. The Company does not undertake any obligation to publicly update or revise any forward-looking statements except as may be required by applicable law.

For further information, please contact:

Wissam Francis EVP & Chief Financial Officer Tel: 416-323-2484 Email: wfrancis@triconresidential.com	Wojtek Nowak Managing Director, Capital Markets Tel: 416-925-2409 Email: wnowak@triconresidential.com